Exhibit 99.2

ABN 82 010 975 612

PO Box 2403 Toowong Queensland 4066 Australia Telephone: + 61 7 3842 3333 Facsimile: + 61 7 3720 9624

www.progen-pharma.com

Progen Appoints Dr Wolf Hanish to the Board

Brisbane, Australia, 27 March 2009: Progen Pharmaceuticals Limited (“Progen”, ASX:PGL; NASDAQ:PGLA) has appointed a new board member, Dr Wolf Hanisch, effective immediately. This follows the results of the requisitioned shareholder meeting held today as a result of which four Progen board members are no longer in office.

Dr Hanisch brings to Progen a strong international drug development background complemented with experience in small Australian biotechnology management.

Stephen Chang, Progen’s founder and nonexecutive director, commented “Our shareholders have made their views well known today and we look forward to implementing the strategy we outlined on the 9th of March. We welcome Dr Hanisch to the board. He has a wealth of experience in the drug development process and is no stranger to difficult situations in growing biotechnology companies. We look forward the contribution he will make to help steer Progen on a path to a very strong position”.

Dr Wolf Hanisch

Nonexecutive Director

Dr Hanisch has nearly 30 years experience in managing small to medium size companies through the early stages of drug development. His main focus has been on the healthcare field, particularly biotechnology, since its inception in 1979 in California. His recent experience has included CEO, founder and director of CBIO, CEO of Bresagen and nonexecutive director of Analytica Ltd and Psiron Ltd. Prior to his Australian experience Dr Hanisch spent two decades working in various international scientific positions at IDEC Corporation (now Biogen IDEC), Cetus Corporation and Abbot Laboratories.

About Progen

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development.  Progen targets the multiple mechanisms of cancer across its three technology platforms of angiogenesis, epigenetics and cell proliferation.  Progen has operations in Australia and the United States of America. www.progen-pharma.com

For more information:

T Justus Homburg

Chief Executive Officer

+61 7 3842 3333

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, PG562, PG11047 and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.